October 9, 2008

VIA EDGAR Correspondence

Ms. Sheila Stout, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	iShares Inc.
(Securities Act File No. 33-97598; and
Investment Company Act File No. 811-09102)

Dear Ms. Stout:

This letter is in response to comments provided by the staff of the Securities and Exchange Commission (the “SEC”) with respect to certain filings made by iShares Inc., a Maryland corporation (the “Company”), on behalf of certain of its series (each, a “Fund” and collectively, the “Funds”). The comments were provided by you in a telephone conversation on August 28, 2008. For your convenience, your comments are set out below in italicized text and each comment is followed by our response.

Comments:

1.	Fidelity Bond.

The staff noted that fidelity bond filings are now required to be submitted electronically. The staff requested that the Company confirm that, in accordance with Rule 17g-1(g)(B)(ii), a copy of the resolution adopted by a majority of the Company’s independent directors approving the amount, type and form of coverage was filed with the SEC for the current period (after June 30, 2008).

Response: The filing has been made. We invite your attention to the Company’s amended Fidelity Bond Filing (Form 40-17G), filed electronically with the SEC on September 9, 2008. The filing was delayed pending receipt of the executed fidelity bond from the Funds’ insurance carrier.

2.	iShares Website - Return of Capital Distributions.

The staff noted that, for several of the Funds, the Fund’s financial statements or Financial Highlights indicate that there had been a distribution that included a Return of Capital,

whereas the iShares website did not indicate that there had been such a distribution. The staff asked that the Company explain this apparent discrepancy. The Staff also asked that the Company confirm that, for any Return of Capital Distributions, the written statements required by Rule 19a-1 were provided.

Response: Each Fund’s financial statements in its annual report and its Financial Highlights disclose the character of the Fund’s distributions (i.e., net income, realized gains or return of capital) as of the end of the Fund’s fiscal year. Each Fund also determines the character of its distributions as of the calendar year-end for the purpose of providing tax reporting information to shareholders on Form 1099-DIV. The website reflects calendar year information that was sent to shareholders on Form 1099-DIV, which may differ from the fiscal year-end information reported in financial statements and Financial Highlights. Written statements required by Rule 19a-1 were provided to record shareholders.

3.	Sub-prime Issues.

The staff suggested that if any of the Funds were affected by the recent sub-prime market issues, such Funds should disclose any valuation issues (including net asset value or performance issues) experienced with respect to such issues or defaulting securities held by the Funds. The staff asked that the Company confirm whether any of the Funds were affected by the sub-prime market issues and to disclose any of the issues discussed above going forward.

Response: The Funds were not affected by sub-prime market or defaulting securities issues with respect to any valuation, net asset value calculation, or performance issues.

4.	MSCI Mexico Index Fund.

The staff noted that the iShares website listed the name of the above referenced Fund as the “iShares MSCI Mexico Investable Market Index Fund” but that such Fund was identified in previous Semi-Annual and Annual Reports as the “iShares MSCI Mexico Index Fund.” The staff asked the Company to confirm that the name change for this Fund occurred since the May 2008 Annual Report filing and the date of the change.

Response: The Fund’s name change occurred on June 25, 2008, subsequent to its Annual Report filing. A supplement to the Fund’s Prospectus disclosing the name change was filed with the SEC on June 25.

5.	MSCI Taiwan Index Fund.

The staff noted that for the above referenced Fund, the hypothetical expense example in the Shareholder Expenses section of the annual report indicated that the expense ratio was 0.85%, but that the Financial Highlights table indicated that the expense ratio was 0.77%. The staff asked that the Company explain this apparent discrepancy.

Response: During the second half of the fiscal year, the iShares MSCI Taiwan Index Fund incurred foreign tax expenses of approximately 0.09%. No foreign tax expenses were incurred during the first half of the fiscal year. However, the expense ratio in the hypothetical expense example is calculated using the prescribed method outlined in item 22(d)(1) of the General Instructions to Form N-1A, which requires a fund to annualize the expenses incurred during the second-half of the fiscal year. As a result, the hypothetical expense ratio will differ from the actual expenses incurred by the fund.

6.	Schedule of Investments.

The staff noted that certain funds held preferred stocks. The staff requested the inclusion of the stocks’ applicable distribution rates in Semi-Annual and Annual Reports, as previously requested in staff comments dated April 12, 2007.

Response: The requested disclosure was included in the Funds’ shareholder reports, as previously requested by the Staff. Applicable yields or dividend rates were disclosed for all US preferred stocks held by a Fund at the end of the reporting period. With regard to non-US preferred stocks, a yield/dividend rate was disclosed to the extent such information was available at that time.

7.	MSCI Austria Index Fund.

The staff stated that the advisory fees shown in the shareholder report for the above referenced Fund appeared high based on the net assets shown in such report, and asked that the Company explain why.

Response: Although the Fund’s net assets as of August 31, 2007 and as of August 31, 2006 were $474 million and $392 million, respectively, the Fund’s average daily net assets for the year ended August 31, 2007 were $506 million due to fluctuations in fund size between the ending dates of the reporting periods. The actual expenses are calculated based on the Fund’s average daily net assets.

8.	Fees and Expenses.

The staff asked that the Funds consider, to the extent that a Fund invests in other investment companies, adding disclosure to the applicable Fund’s Financial Highlights regarding whether such Fund proportionately shares the expenses of the underlying funds it invests in.

Response: The Funds will consider the staff’s suggested additional disclosure.

9.	MSCI Brazil Index Fund and MSCI Taiwan Index Fund.

The staff stated that the tax expense reported in the financial statements for each of the above referenced Funds appeared relatively high when compared to other Funds in the Company. The staff asked the Company to confirm whether tax expenses are included in the expense ratio in the referenced Funds’ prospectuses.

Response: Tax expenses were not included in the annual fund operating expense tables within the prospectuses for these Funds. The countries in which these Funds invest impose foreign taxes on distributions. Because the amounts of such tax expenses have been volatile in the past as they vary based on corporate actions and index allocations, their amount cannot be reliably predicted. Accordingly, such amounts have not been included in the operating expense ratio in the prospectuses for these Funds. For past fiscal periods, however, the actual amounts of these taxes are known and have been included in the Funds’ Statement of Operations and Financial Highlights. We will review the amounts of such expenses, if any, for the fiscal year ended August 31, 2008, and we will consider adding disclosure regarding such expenses either in the fee table or a note to the fee table.

10.	Fee Waivers.

The staff asked whether any of the Funds had fee recapture provisions in their fee waiver arrangements. The staff asked that the Company include the terms of the recapture if applicable.

Response: There are no fee recapture provisions in any fee waiver arrangements.

11.	Annual Report - Note 2 - Agreements and Other Transactions With Affiliates.

With respect to the list of exceptions from the expenses paid out of the advisory fees, the staff asked whether dividends from short sales were excepted and suggested adding disclosure to the fee table to reflect any significant dividends from short sales.

Response: Dividend expenses due to positions sold short are not included in the types of Fund operating expenses that are paid by BGFA under the Funds’ respective Investment Advisory Agreements. Historically, the Funds have rarely incurred such expenses and the amounts have not been material.

12.	Annual Report - Note 1 - Security Valuation.

With respect to the statement that the Funds may use a pricing service’s valuation matrix as a market valuation, the staff suggested that the Company consider adding disclosure of the primary factors applied in such a valuation matrix.

Response: Beginning with Annual and Semi-Annual Reports dated after August 31, 2008, disclosure will be added regarding primary factors to the extent applicable.

13.	Annual Report - Tax Notes.

The staff suggested that the Funds, in the case that tax adjustments have occurred, consider adding the amounts of any such tax adjustment.

Response: We are of the view that such disclosure is not required of the Funds; however, we will consider the suggestion in the future.

*        *        *

Should you have any questions or comments concerning the responses to your comments, please do not hesitate to contact me at 415-402-4663.

Sincerely,

/s/ Jack Gee
Jack Gee
Assistant Treasurer